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CONFIDENTIAL
November 20, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission
Office of Technology
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Edwin Kim, Stephen Krikorian, Ryan Rohn and Jan Woo

Re:	Qualtrics International Inc.
Draft Registration Statement on Form S-1
Comment Letter dated November 9, 2020
CIK No. 0001747748
Ladies and Gentlemen:
On behalf of our client, Qualtrics International Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated November 9, 2020 to the Company regarding its above-referenced draft registration statement on Form S-1, confidentially submitted to the SEC on October 13, 2020.
To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amended draft registration statement on Form S-1 (the “Amended Draft Registration Statement”), revising disclosure in response to the Staff’s earlier comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Draft Registration Statement.
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Draft Registration Statement on Form S-1
Prospectus Summary
Our Relationship with SAP, page 1
1.Please revise to disclose in the summary that SAP will be able to direct the election of all the members of your board of directors for as long as SAP continues to control more than 50% of the combined voting power of your common stock. Also disclose that as long as SAP beneficially owns 20% or more of the outstanding shares of common stock, prior affirmative vote or written consent of SAP as the holder of Class B common stock is required for certain corporate actions. Clarify if the 20% threshold refers to all classes of common stock owned by SAP or just the Class B shares.
In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 152 of the Amended Draft Registration Statement.

Risk Factors
Our amended and restated bylaws designate a state of federal court located within the State of Delaware..., page 53
2.We note that your exclusive forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As you note, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
In response to the Staff’s comment, the Company has revised its disclosure on pages 55 and 164 of the Amended Draft Registration Statement.

Use of Proceeds, page 58
3.You reference that a portion of the offering proceeds will be used to repay a note dividend owed to SAP America that was issued “to realize the increased value of its investment in [you] from the time of the SAP Acquisition.” Please explain how the dividend was used to realize the increased value of the investment in the company. Clarify whether the repayment of the note will be used to repay debt by SAP incurred to originally purchase Qualtrics in January 2019.
The Company respectfully advises the Staff that the purpose of the dividend was to facilitate the return of capital from the Company to SAP America and, in response to the Staff’s comment, the Company has revised its disclosure on pages 61 and 152 of the Amended Draft Registration

Statement to remove references to “increased value” of the investment. Additionally, the Company respectfully advises the Staff that it understands that SAP has not yet determined how it will allocate the proceeds received upon repayment of the note.

Adjusted Free Cash Flow and Margin, page 68
4.You disclose a non-GAAP measure of adjusted free cash flow that excludes the settlements of liability-classified, stock-based awards and the cost for advisory and legal fees. Please tell us what consideration was given to the guidance in Item 10(e)(ii)(A) of Regulation S-K, which states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner. Please explain or revise your disclosure accordingly. In addition, please disclose all of the major categories of the statement of cash flows when a non-GAAP liquidity measure is presented.
In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 71 of the Amended Draft Registration Statement.

Management's Discussion and Analysis and Financial Condition and Results of Operations Overview, page 69
5.Your reference that your largest customer represents approximately 2% of your total revenue, but it appears that SAP has spent significant effort into integrating your Qualtrics XM platform in its ERP platforms since the acquisition. To the extent material, please quantify the percentage of revenue you derive through your integration of SAP’s ERP and its platforms.
The Company respectfully advises the Staff that its Qualtrics XM platform is not integrated into SAP’s ERP platforms and so it does not derive revenue through any such integration. Moreover, while SAP and the Company market and co-sell their products to potential and existing customers in certain instances, the Company retains the primary relationship with the customer and provides services and support relating to the Qualtrics XM platform. Such bundled sales collectively do not at present represent a material portion of the Company’s revenue, and no individual customer represents more than 2% of the Company total revenue.

Business, page 88
6.Please discuss how you market and sell your platform outside the SAP ERP platforms, including the size and scope of your sales and marketing team that are not related to SAP personnel. Similarly, please clarify how your R&D efforts interacts or differs with the R&D personnel of SAP.
The Company refers the Staff to its response to comment 5 above and respectfully advises the Staff that it maintains sales and marketing teams that are separate from SAP’s personnel performing similar functions. Similarly, the Company’s R&D efforts are not at present integrated with like efforts being undertaken by SAP.

Certain Relationships and Related Party Transactions, page 137
7.When your agreements governing your relationship with SAP are finalized, please provide a description that includes all material terms of the respective agreements. In particular, please clarify the duration of these agreements, financial terms, and any termination provisions. Also, please advise us why you believe that the commercial transactions with SAP discussed on pages F-38 and F-39 should not be disclosed or cross-referenced in this section. See Item 404(a) of Regulation S-K.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will comply. Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page 154 of the Amended Draft Registration Statement.

Principal Stockholders, page 142
8.You indicate that you do not believe that any stockholder will beneficially own more than 5% of their common stock after the offering. Please clarify whether Mr. Ryan Smith’s equity grants that can be exchanged into Qualtrics securities may result in a material amount of beneficial ownership of Qualtrics common stock.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, upon completion of the offering, it expects Mr. Smith to beneficially own approximately 1.2% of its outstanding common stock. The Company also expects Mr. Smith to receive certain other equity awards with time and performance vesting conditions that, if fully realized, would entitle him to receive, over a period of several years, shares of our common stock that would increase his beneficial ownership to an amount that is not expected to exceed 4% of our outstanding common stock.

Description of Capital Stock, page 143
9.Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose whether Class A common stockholders are entitled to a separate class vote under Delaware law and under what circumstances.
In response to the Staff’s comment, the Company has revised its disclosure on page 158 of the Amended Draft Registration Statement.

Exhibits
10.Please file your material leases as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will file its material leases, if any, as exhibits to the registration statement prior to requesting effectiveness.

General
11.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

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We thank the Staff in advance for its consideration of these responses and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the above matters, please do not hesitate to contact me at (212) 848-8414.

Very truly yours,

/s/ Lona Nallengara
Lona Nallengara

cc:	Zig Serafin, Chief Executive Officer, Qualtrics International Inc.
Blake Tierney, General Counsel, Qualtrics International Inc.
Landon Edmond, General Counsel, SAP America, Inc.
Daniel Mitz, Shearman & Sterling LLP
Richard Alsop, Shearman & Sterling LLP
Kristina Trauger, Shearman & Sterling LLP
Anthony J. McCusker, Goodwin Procter LLP
Bradley C. Weber, Goodwin Procter LLP
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